

February 21, 2012

<u>Via E-Mail</u>

Marc O. Williams, Esq.
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017

> **Re: Illumina, Inc.**
> **Amendment No. 8 to Schedule TO filed on February 16, 2012**
> **Filed by CKH Acquisition Corporation and Roche Holding Ltd.**
> **File No. 5-60457**

Dear Mr. Williams:

We have reviewed your filing and have the following comment.

<u>Offer to Purchase</u>

<u>Source and Amount of Funds, page 19</u>

1. We note your response to comment one in our letter dated February 9, 2012. Please confirm that ten business days will remain in the offer after the bidders have disclosed how they will finance the offer and advise us as to how the bidders intend to disseminate the revised information to security holders.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Peggy Kim

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions